UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2011
Commission File Number 0-52083
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Perpetual Energy Inc.
(Translation of registrant's name into English)

Suite 3200, 605 - 5th Avenue S.W.
Calgary, Alberta
Canada  T2P 3H5
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on November 8, 2011.

PERPETUAL ENERGY INC.

By: Cameron R. Sebastian
Name: Cameron R. Sebastian
Title: Vice President, Finance and CFO

EXHIBIT INDEX

Exhibit	Description
99.1	Interim Financial Statements for the Period ended September 30, 2011
99.2	Interim Management & Discussion for the Period ended September 30, 2011
99.3	Form 52-109F2 Certification of Inteirm Filings - Chief Executive Officer
99.4	Form 52-109F2 Certification of Inteirm Filings - Chief Financial Officer